

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

November 9, 2015

Via E-Mail
Kevin Bales
Radius Gold Inc.
200 Burrard Street, Suite 650
Vancouver, British Columbia
Canada V6C 3L6

Re: **Radius Gold Inc.**
        Form 20-F for the Fiscal Year Ended December 31, 2014
        Filed May 15, 2015
        File No. 001-32556

Dear Mr. Bales:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining